SNET                                           News Release
                                               227 Church Street
                                               New Haven, Connecticut 06510

                                                  July 27, 1998

For more information contact: Kevin Moore
                              (203) 771-2136


    SNET Second Quarter Net Income $53.1 Million, Up 6.2%

New Haven, Conn., Southern New England Telecommunications Corporation (SNET) -- (NYSE: SNG) -- announced today that second quarter net income for 1998 was $53.1 million, a 6.2% increase when compared with $50.0 million in the second
quarter of  1997.   Diluted earnings per share were $.77 for
the quarter versus $.76 last year when there were 2.6 million fewer diluted shares outstanding.

Daniel J. Miglio, SNET's chairman and chief executive officer, said, "We are very pleased with our performance.
Even with intense competition in our markets, revenues grew
7.4%, fueled by continuing healthy growth in all of our product lines. And net income growth reflects the incremental impacts of regulatory mandates.

"In a J.D. Power study, released just last week, SNET for the second consecutive year has been rated the number one long-distance company in America among mainstream users. We are immensely pleased with the high scores our customers give us for credibility, cost, value and customer service.

"The approval process for our pending merger with SBC
Communications is moving along according to plan and we still expect the merger to close during 1998," he added.

                             -1-
Revenues
Consolidated revenues and sales for the quarter were $538.6
million, up 7.4%.
     Wireline revenues grew to $434.4 million, an increase of 6.5%. Local service revenues were up 3.6%, the result of continued
     strong growth  in business and second residential lines.
     Network-access revenues increased 5.8% primarily a
     result of growth in minutes of use and data services.
     In-state toll revenues decreased 4.4%, reflecting
     increased competition.   Revenues from the
     interstate/international long-distance business grew
     18.0%, due primarily to an increase in customers.

     Wireless revenues were $66.1 million, up 12.8%, reflecting 14.2% growth in customers.

     Information and Entertainment revenues grew by 24.5% to $58.5 million, due primarily to growth in Publishing and our cable TV business as well as a doubling of the number of Internet customers.

Expenses
Consolidated operating expenses for the second quarter increased to $322.4 million, up 9.2%.
     Wireline operating expenses rose $21.3 million, or 8.7%, reflecting costs associated with expanding our interstate and international customer base and increased Local Number
     Portability costs.
     Wireless operating expenses increased $2.5 million, or 5.9%, to support customer growth and for continuing the rollout of digital service.

     Information and Entertainment operating expenses rose by $16.1 million due primarily to costs associated with the restructure of Publishing and growth in cable
     TV and Internet services.

                             -2-

Depreciation and amortization expenses were up $1.4 million, or 1.5%, due to higher depreciable plant levels. Interest expense was essentially flat. Income taxes increased $1.9 million, or 6.3%, the result of higher pre-tax income.

Outstanding Shares
The weighted average number of outstanding shares for the quarter for both basic and diluted EPS increased by 3.2% and 4.0% respectively, primarily the result of the exercise of employee stock options.


SNET is a leading information, communication and entertainment company in Connecticut, offering a full range of wireline products including SNET All Distance[R] service as well as wireless voice and data services, Internet access and cable TV. The company is building I-SNET[R], a statewide broadband information superhighway. In the latest J.D. Power national customer satisfaction survey, SNET was ranked the number one long-distance company in America among mainstream users for the second straight year.

                             XXX


                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended June 30, 1998
       (Dollars in Millions Except Per Share Amounts)


                                               (Unaudited)
                                         For the 3 Months Ended   Percent
                                              June 30,            Change
                                            1998      1997
INCOME STATEMENT
Revenues and Sales                        $538.6    $501.6         7.4%
Costs and Expenses:
 Operating and maintenance                 322.4     295.3         9.2%
 Depreciation
  and amortization                          95.8      94.4         1.5%
 Taxes other than income                    13.5      13.4          .7%
  Total Costs and Expenses                 431.7     403.1         7.1%
Operating Income                           106.9      98.5         8.5%
Interest expense                            22.3      22.4         (.4%)
Other income, net                             .4       3.9
Income Before Income Taxes                  85.0      80.0         6.3%
Income taxes                                31.9      30.0         6.3%
Net Income                                 $53.1     $50.0         6.2%

 Weighted Average Basic Common Shares
 Outstanding (thousands)*                 68,025    65,912         3.2%

 Weighted Average Diluted Common Shares
 Outstanding (thousands)*                 68,636    66,016         4.0%


 * Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
 As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.



                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended June 30, 1998
       (Dollars in Millions Except Per Share Amounts)


                                             (Unaudited)
                                        For the 3 Months Ended   Percent
                                                June 30,         Change
                                            1998      1997

BASIC EARNINGS PER COMMON SHARE*
  Net Income**                             $0.78      $0.76        2.6%

DILUTED EARNINGS PER COMMON SHARE*
  Net Income**                             $0.77      $0.76        1.3%

  STATISTICS
  Access Lines in Service
   (thousands)                             2,335      2,205        5.9%
  Interstate Minutes of Use
   (millions)                              2,159      2,053        5.2%


  * Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
  As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.

  ** 1997 amount does not include the accounting change. If the accounting change had been applied to 1997, Basic and Diluted Earnings Per Share Before Extraordinary Charge and Accounting Change for the period would have been $.77. The Basic and Diluted Earnings Per Share percent change for the period would have been 1.3% and 0.0%, respectively.



                              SNET
         Preliminary Summary of Consolidated Results
           For the Six Months Ended June 30, 1998
       (Dollars in Millions Except Per Share Amounts)


                                             (Unaudited)
                                      For the 6 Months Ended     Percent
                                              June 30,           Change
                                           1998      1997
INCOME STATEMENT
Revenues and Sales                     $1,065.7    $984.3         8.3%
Costs and Expenses:
 Operating and maintenance                627.8     576.9         8.8%
 Depreciation
  and amortization                        190.8     186.0         2.6%
 Taxes other than income                   26.4      26.5         (.4%)
  Total Costs and Expenses                845.0     789.4         7.0%
Operating Income                          220.7     194.9        13.2%
Interest expense                           44.9      45.1         (.4%)
Other income, net                           (.6)      4.0
Income Before Income Taxes                175.2     153.8        13.9%
Income taxes                               65.7      57.7        13.9%
Income Before Extraordinary
  Charge and Accounting Change            109.5      96.1        13.9%
Extraordinary Charge,
  Net of Tax                                 -       (3.7)
Accounting Change, Net of Tax              15.5        -

Net Income                               $125.0     $92.4        35.3%

Weighted Average Basic Common Shares
Outstanding (thousands)*                 67,627    65,848         2.7%

Weighted Average Diluted Common Shares
Outstanding (thousands)*                 68,317    65,930         3.6%


 * Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
 As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.



                            SNET
         Preliminary Summary of Consolidated Results
           For the Six Months Ended June 30, 1998
       (Dollars in Millions Except Per Share Amounts)


                                             (Unaudited)
                                       For the 6 Months Ended
                                              June 30,           Change
                                           1998      1997

BASIC EARNINGS PER COMMON SHARE*
 Income Before
   Extraordinary Charge and
   Accounting Change**                    $1.62     $1.46        11.0%
 Extraordinary Charge,
   Net of Tax                               -       (0.06)
 Accounting Change, Net of Tax              .23       -
 Net Income                               $1.85     $1.40        32.1%

DILUTED EARNINGS PER COMMON SHARE*
 Income Before
   Extraordinary Charge and
   Accounting Change**                    $1.60     $1.46         9.6%
 Extraordinary Charge,
   Net of Tax                               -       (0.06)
 Accounting Change, Net of Tax              .23       -
 Net Income                               $1.83     $1.40        30.7%

 STATISTICS
 Access Lines in Service
    (thousands)                           2,335     2,205         5.9%
 Interstate Minutes of Use
    (millions)                            4,332     4,101         5.6%


 * Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
 As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.

 ** 1997 amount does not include the accounting change. If the accounting change had been applied to 1997, Basic and Diluted Earnings Per Share Before Extraordinary Charge and Accounting Change for the period would have been $1.53. The Basic and Diluted Earnings Per Share percent change for the period would have been 5.9% and 4.6%, respectively.